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                                                                    Exhibit 20.3

[LOGO] LML Payment Systems                                          news release


                        LML ANNOUNCES BOARD APPOINTMENT
             Jacqueline Pace joins Corporation's Board of Directors


VANCOUVER, BC, November 28, 2000 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) is pleased to announce the appointment of Jacqueline Pace to the Board of Directors.

Educated at The American University (BA 1970) and Emory University (JD 1976), Ms. Pace was admitted to practice law in Washington, D.C. in 1978, Florida in 1977 and Georgia in 1976.

From 1976 to 1979, Ms. Pace practiced as a founding partner at Thompson & Pace of Atlanta, Ga. From 1979 to 1989 she was a partner at Thompson, Mann & Hutson, a Washington D.C. firm specializing in employment law and government relations. From 1989 to 1991, Ms. Pace was Special Counsel to the Chairman of the Federal Deposit Insurance Corporation and the Resolution Trust Corporation.

From 1991 to 1998 she was of Counsel at Pillsbury, Madison & Sutro, and from 1998 to 2000 she was of Counsel at Baker & Hostetlerboth. Both firms are located in Washington, D.C. Since 1995 she has been of Counsel at Thompson & Wick in Atlanta, Ga., and in private practice in Washington, D.C.

Ms. Pace has extensive experience in mergers and acquisitions in the financial sector, and is sought after by foreign governments to advise on issues relating to banking, finance and debt restructuring. She represents domestic and foreign financial institutions before Congress and various federal regulatory agencies.

In the course of her career, Ms. Pace has represented major foreign financial institutions seeking a U.S. presence, and has written extensively on banking and financial matters for Bank Director Magazine, Alex Sheshunof & Co, the FDIC and a variety of other publications.

"We are honored to welcome Jacqueline Pace to the Board of Directors of LML Payment Systems," said Patrick Gaines, Corporation President and CEO. "Her background in financial and regulatory matters, her extensive knowledge of the banking and financial services industry, in addition to her expertise surrounding mergers and acquisitions will be extremely valuable to the Corporation. We look forward to working closely with Ms. Pace to achieve our objectives."

The Corporation also announces that Wendy Ogilvie has resigned from the Board of Directors. Ms. Ogilvie will continue to serve as a director and officer of the Corporation's subsidiaries, in addition to her ongoing duties as the
Corporation's Controller.   "We appreciate Wendy's service as a director of the
Corporation and look forward to her continued involvement in the Corporation's management," said Patrick Gaines, Chairman of the Board.

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LML Payment Systems is a financial payment processor specializing in providing end-to-end check processing solutions for national, regional and local retail merchants. The Corporation's processing services include traditional check verification and collection along with electronic processing services including Electronic Check Re-presentment (whereby returned paper checks are represented for payment electronically) and Electronic Check Conversion (whereby paper checks are converted into electronic transactions right at the point of sale). The Corporation's intellectual property estate, owned by a subsidiary, will include a recently allowed patent application regarding internet checking transactions, in addition to U.S. Patent No. 5,484,988. U.S. Patent No. 5,484,988, describes a "Checkwriting point of sale system," which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.



CONTACTS:   Patrick Gaines
            President & CEO              Investor Relations
            LML Payment Systems Inc.     LML Payment Systems Inc.
            (604) 689-4440               (800) 888-2260